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UNITED STATES
[redacted]
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

14041510

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8 - 69328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/30/13 and ending 06/30/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Millington Investments, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
222 South Mill Street
(No. and Street)

Naperville	IL	60540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Charles G. Millington (630)922-7900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 04 2014
REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Charles G. Millington**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Millington Investments, LLC, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

CEO
Title

Notary Public

OFFICIAL SEAL
KATHERINE E KOSCHWANEZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/13/15

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLINGTON INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

MILLINGTON INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Millington Investments, LLC

We have audited the accompanying statement of financial condition of Millington Investments, LLC (an Illinois Limited Liability Company) (the Company) as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Millington Investments, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Millington Investments, LLC as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
August 12, 2014

1211 West 22nd Street, Suite 110 I Oak Brook, IL 60523 I Phone: 708.489.1680 Fax: 847.750.0490 I **dscpagroup.com**

MILLINGTON INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash	$	50,052
Due from related party		24,053
TOTAL ASSETS	$	74,105

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	-0-
MEMBERS' CAPITAL	$	74,105
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	74,105

The accompanying notes are an integral part of this financial statement.

MILLINGTON INVESTMENTS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE PERIOD OF INCEPTION (JULY 30, 2013) THROUGH JUNE 30, 2014

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – Millington Investments, LLC (the "Company") was organized in the state of Illinois on July 30, 2013. The Company acts as an introducing broker/dealer in the purchase and sale of securities. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has agreements with third parties to act as a selling agent for variable annuities and 529 education funding plans.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 800%. At June 30, 2014, the Company's net capital and required net capital were $50,052 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 3 - RELATED PARTY

The Company is owned by two individuals. The Company is related to Millington & Company, Inc., which is owned 100% by one of the Company's owners. The Company is also related to Millington Financial Advisors, LLC, which is also owned by the Company's owners.

As of June 30, 2014, Millington & Company, Inc. owes the Company $24,053.

NOTE 4 - INCOME TAXES

The Company is a partnership for income tax purpose. Therefore, all of the income and expense of the Company is reported on the members' personal income tax returns.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is not yet subject to examination by tax authorities for federal, state or local income taxes, as this is the Company's initial year of operations.